Mail Stop 4561

January 6, 2010

Chong Him Lau, Director
CN Dragon Corporation
8/F Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong

      Re: **CN Dragon Corporation (formerly Wavelit, Inc.)**
             Revised Preliminary Information Statement on Schedule 14C
             Filed December 24, 2009
             File No. 000-53771 (formerly 333-90618)

             Form 10-K for the Fiscal Year Ended April 30, 2009
             Filed August 13, 2009
             Form 10-Q for the Quarterly Period Ended October 31, 2009
             Filed December 21, 2009
             File No. 000-53771

Dear Mr. Lau:

We have reviewed the above-referenced filings and your response letter filed December 24, 2009 relating to the revised Schedule 14C, and we have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. References to prior comments refer to our letter dated December 8, 2009.

Schedule 14C

General

1.   Your response to prior comment 1 states: "Under the Nevada Revised Statutes section 78.315 the February 10, 2009, written consent of the holders of a majority of the voting power of the company's common stock remains valid and effective." However, Section 78.315 of the Nevada Revised Statutes does not appear to relate to stockholder consents. Please advise us of your basis under applicable state law for concluding that the written consent remains valid.

Explanation of Actions to be Taken for the Dividend Spin-Off

2.   We note that in response to prior comment 5, you have disclosed in your information statement the contemplated share exchange transaction between CTL and your wholly-owned subsidiary China Teletech Limited (formerly Stream Horizon Studios, Inc.), and you have provided information on CTL's business. As previously requested, please also revise to discuss the anticipated effects of the CTL share exchange on the shareholders who will receive China Teletech Limited shares in the spin-off, including the percentage of China Teletech Limited common stock they are expected to own in the aggregate following the share exchange, which you disclose is expected to become effective the same day as the spin-off.

3.   We refer to prior comment 6. In response to this comment, you have revised your filing to disclose that the share exchange agreement was approved by China Teletech Limited's board of directors and by a majority vote of its shareholders on May 20, 2009. Please also disclose whether, following the spin-off, China Teletech Limited will seek separate approval from the shareholders immediately following the spin-off for the share exchange with CTL. If not, as previously requested, please provide in your response letter your analysis of the application of Note A to Schedule 14A to the contemplated share exchange transaction. In other words, if it is your belief, explain why you believe that you are not required to provide all of the information called for by Schedule 14A with respect to the share exchange transaction between China Teletech Limited and CTL, including the information called for by Item 14 of Schedule 14A.

Financial and Other Information

4.   Please incorporate by reference your quarterly report on Form 10-Q for the period ended October 31, 2009.

Pro-Forma Financial Information

5.   Please update the interim pro forma financial information to provide pro forma income statements for the period ended October 31, 2009.

Form 10-K for the Fiscal Year Ended April 30, 2009

Item 8A. Controls and Procedures

6.   We note the following with regard to your conclusion on the effectiveness of disclosure controls and procedures:

        a.   Management has concluded that your disclosure controls and procedures were effective as of a date within 90 days of the filing of this annual report. Please note that management's evaluation of the effectiveness of disclosure controls and procedures must be completed as of the end of the period covered by the report rather than as of a date within 90 days prior to the filing of such report;

b. You indicate that "<u>subject to the limitations</u> noted hereinafter, the Certifying Officers have concluded that our disclosure controls and procedures are effective." Management should not state that the controls are effective subject to certain limitations, rather, management should take those limitations into account when concluding whether the controls are effective or ineffective; and

c. Your effectiveness conclusion is stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" as set forth in Exchange Act Rule 13a-15(e). Your disclosure should indicate that disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and recorded within the time periods specified in the Commission's rules and forms.

We believe that you should reevaluate the conclusion reached by management and revise your disclosures to state, in clear and unqualified language, the conclusion on the effectiveness of disclosure controls and procedures as of April 30, 2009. Also, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusion discussion, please include the entire definition as set forth in Exchange Act Rule 13a-15(e).

7. It does not appear that your management has completed its assessment of internal control over financial reporting as of April 30, 2009. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

▪ the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at:

http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders' ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

8.   Finally, we note that your certifications filed under Item 601(b)(31) of Regulation S-K do not include all of the required disclosures pertaining to internal control over financial reporting. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Item 13. Exhibits

9.   We note you filed a Form S-8 registration statement on February 6, 2007 that incorporates all reports and other documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the registration statement and prior to the filing of a post-effective amendment. Please tell us whether any securities remained unsold under this registration statement as of the filing date of this Form 10-K. If securities remained unsold at that time, please file the consent of your auditor for the reports on fiscal years ended April 30, 2009, and 2008, and the for the period from inception (December 13, 2002) through April 30, 2009 as an exhibit in accordance with Rule 436(b) of Regulation C. Also refer to Item 601 of Regulation S-K.

Form 10-Q for the Quarterly Period Ended October 31, 2009

Exhibits 31.1 and 31.2

10.   We note that you refer to the Company as a "small business issuer" throughout these exhibits. Please revise your certifications to remove such references and to conform to the language of Item 601(b)(31) of Regulation S-K.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Attorney-Advisor, at (202) 551-3483 or David L. Orlic, Attorney-Advisor, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief

cc: Via Facsimile (501) 634-0070
        Phillip E. Koehnke, Esq.
        Telephone: (858) 229-8116